Exhibit 99.78

i-80 Gold Awards Contract for Lone Tree Autoclave Engineering Study

Bolsters Nevada Operation Team with Multiple Key Hires

Reno, Nevada, January 20, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce it has awarded the engineering study for restart of the Lone Tree autoclave to Hatch Ltd. The study will complete a Pre-Feasibility Study (“PFS”) level mechanical and operational review of all aspects necessary for the restart of the Company’s autoclave processing facility located in northern Nevada. Additionally, as a part of its comprehensive plan to create a Nevada focused gold mining company, i-80 has recently filled multiple key positions continuing to build a tier-one operations team.

To lead the restart of the Lone Tree processing complex, the Company has secured one of the industry’s most qualified project management professionals, Tony Carroll. Mr. Carroll is one of several recent key hires as set out further below.

i-80 acquired the Lone Tree Property and associated infrastructure capable of processing all Nevada ore-types from NGM in 2021. The Lone Tree complex includes an autoclave, floatation circuit, tailings compound, and heap leach facility that will become the hub of i-80’s Nevada operations and provide the platform to realize its future production growth plans. The study, combined with an extensive metallurgical program of the mineralization from the Company’s Granite Creek, McCoy-Cove and Ruby Hill projects, will allow management to consider a range of restart opportunities and associated capital costs. In the interim period, i-80 has secured processing agreements with Nevada Gold Mines (“NGM”) so that it can commence underground development at Granite Creek, seeing material delivered to NGM during the second half of 2022.

"The extensive experience and expertise brought by Hatch Ltd will be one of the crucial elements enabling i-80’s success in re-commissioning and operating Nevada’s newest refractory processing facility”, stated Matt Gili, President and Chief Operating Officer of i-80. “Additionally, few individuals have the demonstrated ability to successfully commission such a program and we are very fortunate to welcome Tony to our growing team.”

Building a Tier-One Operations Team

To execute on the Company’s goal of becoming one of the most prominent producers in Nevada, i-80 continues to bolster its management and operations teams to facilitate its production growth targets over the next few years. Several key positions have been filled to ensure the Company has the bench strength to execute its development plan.

Lone Tree [Autoclave] Project Director - Tony Carroll

Tony Carroll joins as the Lone Tree Project Director and brings over 30 years’ experience in project development, mineral processing, and production. Importantly, Tony previously held the position of Capital Projects Manager with Barrick at its largest gold mining facility, Goldstrike, in the Carlin Trend. Tony has extensive experience managing large capital projects from engineering through construction to a safe operational start-up.

Environmental and Permitting Manager - Mark Miller

Mark Miller comes to i-80 with more than 30 years of environmental management experience. At the start of Mark’s career, he spent 20 years in the environmental consulting field with a primary focus on subsurface investigation and remediation of petroleum impacted sites. Mark entered the mining industry with the Environmental team at Freeport-McMoRan’s Bagdad, Arizona operations and moved to Nevada in 2010 with Barrick Gold Corporation where he managed Environmental programs at the Turquoise Ridge, Cortez and Goldstrike operations. Following the formation of Nevada Gold Mines, Mark was tapped to manage all environmental aspects for the Carlin Trend footprint which included the Gold Quarry and Goldstrike processing facilities, as well as all surface and underground mining operations.

Senior Resource Geologist - Kelly Lippoth

Kelly Lippoth brings extensive exploration and production experience. Prior to joining i-80, Kelly spent 13 years at Coeur Mining Co. progressing from corporate geologic database manager and geologic modeler to senior resource geologist working on projects located in North and South America, including six years at the Rochester Mine in Nevada. Most recently, Kelly was Senior Resource Geologist at McEwen Mining’s Gold Bar Mine.

Granite Creek Project Manager - David Westhoff

David Westhoff has been retained as Project Manager of the Granite Creek Mine. David brings to the Company extensive engineering and underground operational production experience at several Nevada mines. Previously, David held advancing engineering and operations roles over the course of 14 years at the Turquoise Ridge Mine for both Placer Dome and Barrick and served as a senior engineer at NGM’s Leeville Mine in the Carlin Trend. David has a Bachelor of Science degree in Mine Engineering from South Dakota School of Mines and Technology (SDSM&T) and is a past recipient of the Nevada Mining Association Safety award for General Supervisor, and SDSM&T’s Recent Graduate Award.

Lone Tree Site Superintendent - Kyle Kottwitz

Kyle Kottwitz received a Bachelor of Science in Mining Engineering from the University of Nevada, Reno, and is currently working to receive his MBA at Texas A&M. Kyle is a registered professional engineer in the State of Nevada and joins i-80 from Nevada Gold Mines, and prior to that Newmont, where he held positions in engineering, operations projects, production, and process. Most recently, Kyle was Operations Manager at Lone Tree for Nevada Gold Mines.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of four new open pit and underground mining operations that will ultimately process ore at the Company’s central Lone Tree complex that includes an Autoclave.

For further information, please contact:

Ewan Downie - CEO

Matthew Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, completion of refurbishment and development activities at the Long Tree project, commencement of mining operations at the Lone Tree project or the Ruby Hill mine development activities at the Company's projects and resource updates in respect of certain properties, the objectives set out under 2022 Scorecard - Key Goals & Catalysts in this press release and the ESG initiatives. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.